

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

Alexandre Mongeon
Chief Executive Officer
Vision Marine Technologies Inc.
730 Boulevard du Cure-Boivin
Boisbriand, Quebec J7G2A7, Canada

> **Re: Vision Marine Technologies Inc.**
> **Registration Statement on Form F-1**
> **Filed July 9, 2020**
> **File No. 333-239777**

Dear Mr. Mongeon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed July 9, 2020

Notes to Financial Statements
Note 14. Subsequent Events, page F-46

1. We note the disclosure relating to your granting 1,340,000 stock options at an exercise price of $1.00 per share and 600,000 stock options at an exercise price of $0.75 per share to your directors, officers, employees and consultants on May 27, 2020, but also note disclosure in the Recent Sales of Unregistered Securities on page II-1 that states such stock options were issued in June 2020. Please revise the filing to eliminate this inconsistent disclosure, or advise us.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton, Staff Accountant, at 202-551-3328 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William Rosenstadt, Esq.